EXHIBIT 99.D

SUPPLEMENT TO THE DESCRIPTION OF THE REPUBLIC OF SOUTH AFRICA

The following amends and supplements the Description of the Republic of South Africa in the Annual Report.

The table entitled “The Economy” under the heading “Summary Information” on page 4 of Exhibit 99.D of the Annual Report is to be amended and restated in its entirety as follows:

	As of and for the year ended December 31,					As of and for the six months ended June 30,(1)
	2008	2009	2010	2011	2012	2013
	Rand (million) (except percentages)
The economy
Gross Domestic Product (GDP)
Nominal GDP(2)	2,256,485	2,406,401	2,659,366	2,917,539	3,155,195	3,312,258	(3)
Real GDP(4)	1,814,594	1,786,897	1,842,052	1,905,736	1,954,303)	1,980,963	(3)
Real % change from prior year	3.6%	(1.5)%	3.1%	3.5%	2.5%	1.7%
Change in per capita earnings (%)(5)	2.9%	(0.4)%	3.9%	2.5%	0.8	N/A
Total merchandise exports	655,759	503,656	565,860	671,220	696,120	204,640
Unemployment rate (%)	22.9%	24.0%	24.9%	25.0%	25.5%	24.7	%(7)
Balance of trade (Rand billion)	(71.6)	(27.3)	(4.8)	(16.9)	(117.7)	(75.9	)(6)
Balance of payments
Current account	(161,874)	(97,062)	(74,958)	(98,785)	(197,595)	(54,651	)(6)
Financial account	97,815	131,324	87,434	45,889	162,430 (7)	1.023	(6)
Change in gross gold and other foreign reserves	92,677	(24,289)	(2,076)	107,194	33,123	9,595
Rand/Dollar exchange rate (average)	8.25	8.62	7.32	8.58	8.64	10.2009	(8)
Consumer prices (2012/12=100)	80.8	85.9	88.5	92.8	97.8	101.8	(9)
Change in consumer prices (%)	10.3%	5.1%	2.6%	4.3%	5.0%	4.0%
Producer prices (2012/12=100))	83.5	86.6	88.6	93.5	100	106.4	(9)
Change in producer prices (%)	26.1%	3.1%	2.0%	4.9%	6.5%	6.4%
Average monthly yields for listed National Government debt securities 5-10 yrs	9.15	8.25	7.41	8.01	6.50	7.41
Average monthly yields for listed National Government debt securities > 10 yrs	9.10	8.70	8.38	8.51	7.37	7.97

The following information is in addition to the information set forth in paragraph three under the heading “Introduction” on page 6 of Exhibit 99.D of the Annual Report:

The South African economy is projected to grow by 2.1% in 2013/14, with GDP growth reaching 3.5% in 2016. Labor disputes, electricity shortages and other supply-side disruptions have weighed down business and consumer confidence, and lowered demand for goods and services.

The current account deficit remains elevated at 6.5% of GDP. The trade deficit remains high, while the net income and service receipts are unchanged from 2012. The current account deficit is projected to remain at about 6% over the medium term, as investment growth continues to outpace increases in domestic savings.

Unemployment remains high, in particular for those between the ages of 19 to 29. The Government has a multi-pronged approach to promoting economic participation and job creation. Improvements are underway to strengthen higher education, expand access to student finance and refocus the activities of sector education authorities and the National Skills Fund. Tax allowances for learnerships aim to encourage the development of technical skills.

Regarding power shortages, the unplanned power outage at the Koeberg nuclear power plant near Cape Town, in conjunction with Eskom’s increased maintenance program, contributed to a decline of 0.2% in the electricity sector over the first eight months of 2013 compared to the same period in 2012. A tight electricity demand- supply is expected to persist until Medupi’s first 800-MW power plant comes online during the second half of 2014.

The following information is in addition to the information set forth in paragraph one under the heading “Introduction” on page 7 of Exhibit 99.D of the Annual Report:

The Government’s debt management strategy works to ensure debt sustainability, keep the cost of debt as low as possible, maintain access to global capital markets and diversify funding instruments. The main budget net borrowing requirement is projected to increase from R168.5 billion in 2013/14 to R183.9 billion in 2014/15, before declining to R164.9 billion in 2016/17. The Government’s net debt is projected to reach 39.3% per cent of GDP in 2013/14 and 43.9% in 2016/17.

Risks to debt sustainability include exchange rate fluctuations, inflation and deterioration in the economic growth outlook. The weaker Rand exchange rate has increased the value of foreign denominated debt, and inflation has had a similar effect on inflation linked debt. In addition, the deterioration in the economic growth outlook has increased the debt-to-GDP ratio. Over the longer term, debt is expected to stabilize, but later than previously anticipated and at a higher level relative to GDP. Net debt is projected to stabilize at about 44% of GDP in 2017/18.

The following map is in addition to the map set forth under the heading “Republic of South Africa—Area and Population” on page 8 of Exhibit 99.D of the Annual Report:

The following information is in addition to the information set forth in paragraph five under the heading “Republic of South Africa—Land Reform” on page 16 of Exhibit 99.D of the Annual Report:

The National Government expects that 25 million hectares in total will need to be redistributed in order to meet the 30% target.

The following information is in addition to the information set forth in paragraph six under the heading “Republic of South Africa—Mining Industry Reform—Other Mining Industry Initiatives and Legislation” on page 19 of Exhibit 99.D of the Annual Report:

The Government recognizes the importance of the mining industry for the economy, job creation and social and economic development. The draft framework undertakes to “reposition the mining industry to become attractive to investors and a more meaningful contributor to job creation”. Parties to the agreement contemplated by the framework agree to respect the rule of law as they “work together to ensure that the benefits and costs of development are more fairly shared.”

In the draft framework, the Government specifically commits itself to “improv[ing] effectiveness of mechanisms for legal and regulatory compliance” so that there may be consistency and certainty in the development and application of mining regulation. The Government also agrees to speeding up efforts to upgrade human settlements in mining towns and to improve the migrant labor system. In addition, the draft framework sets forth that business representatives will work with the Government and unions to identify reasons for conflict in the industry and to improve internal security, and that they will negotiate in ways that support long-term development and peaceful labor relations.

The following information is in addition to the information set forth in paragraph 10 under the heading “The South African Economy—Overview—General” on page 33 of Exhibit 99.D of the Annual Report:

The following table shows selected unemployment data by geographic region and various selected social indicators, including age, gender and race:

	As of and for the year ended December 31,					As of and for the six months ended June 30,
	2008	2009	2010	2011	2012	2013
	Percentage
Unemployment rate	21.8	24.2	24.0	23.9	24.9	25.6
Unemployment by province
Western Cape	16.7	21.4	21.9	21.6	23.9	24.0
Eastern Cape	25.4	27.0	24.7	27.1	29.8	30.8
Northern Cape	21.3	246	24.3	26.7	28.4	28.2
Free State	22.6	25.1	27.1	29.4	33.2	33.1
Kwazulu-Natal	20.9	19.3	19.8	19.3	22.5	22.7
Northwest	25.5	26.9	24.2	24.6	22.3	27.0
Gauteng	20.5	25.4	26.7	25.1	23.7	25.0
Limpopo	22.6	26.3	28.7	27.7	29.4	29.4
Mpumalanga	28.8	26.9	16.9	20.2	19.6	18.1
Unemployment by age

15-24	44.9	48.2	49.4	49.2	50.9	52.8
25-34	25.0	28.4	28.4	27.8	29.6	29.6
35-64	11.4	13.5	13.4	13.9	14.3	15.0
Unemployment by gender
Women	25.4	26.1	26.6	26.5	27.9	28.3
Men	18.8	22.6	21.8	21.8	22.4	23.4
Unemployment by race
Black	25.9	28.5	28.1	27.7	28.5	29.1
Coloured	17.9	20.7	21.3	21.1	23.5	25.1
Indian/Asian	11.7	11.2	7.9	8.5	13.0	13.4
White	3.0	4.9	5.5	6.7	5.6	6.1

Source: Stats SA

The following information is in addition to the information set forth in paragraph four under the heading “Public Finance—Guarantees of Public Enterprises—Transnet SOC Limited (Transnet)” on page 115 of Exhibit 99.D of the Annual Report:

In addition, Transnet’s net income increased by 5.4% (2013: R4.3billion; 2012: R4.1 billion), primarily due to revenues that grew ahead of operational costs (i.e., revenue growth of 9.4% versus operational cost growth of 9.2%). This revenue growth was due to a 3.3% increase in total volumes railed to 207.7 million tons (2012: 201.0 million tons), which was higher than the GDP growth rate of 2.5% over that same period.

The following information is in addition to the information set forth in paragraph five under the heading “Public Finance—Guarantees of Public Enterprises—SANRAL” on page 117 of Exhibit 99.D of the Annual Report:

Major profitability indicators for SANRAL in 2013 year compare favorably to those for the previous year. This is primarily due to an increase in revenue and cost containment in both the toll and non-toll divisions.

Net profit for the non-toll division net profit decreased to R98.4 million from the R189.5 million achieved in the previous year. Although income has increased by 15%; expenditure (mainly operational expenditure on roads) increased by 10.6%. The increase in depreciation costs and the decline in change in fair value of investments also had a negative impact on the net profit figure.

Net profit for the toll division increased to R1,290.4 million from the net loss of R2.7 billion achieved in the previous year. The improvement is mainly as a result of the extraordinary grant received from the Government, as the toll business segment would otherwise have increased its loss from the previous year.

As a result of the foregoing, the overall net profit margin of Transnet was 10.9% in 2013, compared to a negative margin of -35.1% in 2012.